 Filed pursuant to Rule 433

Registration Statement No. 333-263376

Dated June 9, 2023

UBS AG Trigger Callable Contingent Yield Notes Linked to the shares of the VanEck® Gold Miners ETF due on or about June 18, 2025

This document provides a summary of the terms of the Trigger Callable Contingent Yield Notes (the “Notes”) and is not complete. Investors should read the preliminary pricing supplement, which can be accessed via the link below, and the other documents referred to therein, as well as the “Selected Risk Considerations” section below before making an investment decision. The actual terms of the Notes will be determined on the Trade Date.

Investing in the Notes involves significant risks. You will lose a significant portion or all of your initial investment if UBS does not elect to call the Notes and the final level is less than the downside threshold. You may not receive any contingent coupons during the term of the Notes. UBS may elect to call the Notes prior to maturity at its discretion regardless of the performance of the underlying asset. Higher contingent coupon rates are generally associated with a greater risk of loss. The contingent repayment of principal only applies if you hold the Notes until the maturity date. Any payment or delivery on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amounts or shares owed to you under the Notes and you could lose all of your initial investment.

Summary of Preliminary Terms

Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:

Approximately 2 years, unless UBS elects to call the Notes. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the observation dates (including the final valuation date), as well as the related coupon payment dates (including the maturity date) to ensure that the stated term of the Notes remains the same.

Underlying Asset:	The shares of the VanEck® Gold Miners ETF
Trade Date*:	June 13, 2023
Settlement Date*:	June 16, 2023
Observation Dates*:	Quarterly (see page 4 of the accompanying preliminary pricing supplement)
Final Valuation Date*:	June 13, 2025
Maturity Date*:	June 18, 2025
Initial Level**:	The closing level of the underlying asset on the trade date.
Final Level**:	The closing level of the underlying asset on the final valuation date.
Downside Threshold**:	71.70% of the Initial Level
Coupon Barrier**:	71.70% of the Initial Level
Share Delivery Amount**:

A number of shares of the underlying asset equal to the quotient of (i) the principal amount divided by (ii) the initial level, rounded to the nearest ten thousandth of one share.

Any fractional share included in the share delivery amount will be paid in cash at an amount equal to the product of the fractional share and the final level. For the avoidance of doubt, if the share delivery amount is less than 1.0000, at maturity you will receive an amount in cash per Note, if anything, equal to the product of the share delivery amount and the final level.

CUSIP / ISIN:	90279GUB3 / US90279GUB30
Underwriting Discount***:	$17.50 per Note.
CUSIP / ISIN:	UBS AG London Branch
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/1114446/000183988223015145/ubs2000805502_424b2-08066.htm
*	Subject to the market disruption event provisions set forth in the accompanying product supplement.
**	As determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described under “General Terms of the Securities — Antidilution Adjustments for Securities Linked to an Underlying Equity or Equity Basket Asset”, “— Reorganization Events for Securities Linked to an Underlying Equity or Equity Basket Asset” and “— Delisting of, Suspension of Trading in, or Change in Law Affecting, an Underlying Equity” in the accompanying product supplement.
***	Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any) in the accompanying preliminary pricing supplement.

Investment Description

Issuer Call Feature:

UBS may elect to call the Notes in whole, but not in part, regardless of the closing level of the underlying asset, on any observation date other than the final valuation date.

If UBS elects to call the Notes prior to maturity, UBS will pay you on the corresponding coupon payment date (the “call settlement date”) a cash payment per Note equal to the principal amount plus any contingent coupon otherwise due (the “call settlement amount”), and no further payments or deliveries will be made on the Notes. Before UBS elects to call the Notes, UBS will deliver written notice to the trustee.

Contingent Coupon & Contingent Coupon Rate:

If the closing level of the underlying asset is equal to or greater than the coupon barrier on any observation date (including the final valuation date), UBS will pay you the contingent coupon applicable to that observation date on the relevant coupon payment date.

If the closing level of the underlying asset is less than the coupon barrier on any observation date (including the final valuation date), the contingent coupon applicable to that observation date will not accrue or be payable and UBS will not make any payment to you on the relevant coupon payment date.

The contingent coupon is a fixed amount based upon equal periodic installments at a per annum rate (the “contingent coupon rate”). The table below sets forth the contingent coupon rate and contingent coupon for each Note that would be applicable to each observation date on which the closing level of the underlying asset is equal to or greater than the coupon barrier.

	Contingent Coupon Rate	Contingent Coupon
	15.00%	$37.50

Contingent coupons on the Notes are not guaranteed. UBS will not pay you the contingent coupon for any observation date on which the closing level of the underlying asset is less than the coupon barrier.

Payment at Maturity:

If UBS does not elect to call the Notes and the final level is equal to or greater than the downside threshold, UBS will pay you a cash payment equal to:

Principal Amount of $1,000

If UBS does not elect to call the Notes and the final level is less than the downside threshold, UBS will deliver to you a number of shares of the underlying asset (with cash paid in lieu of any fractional share), equal to:

Share Delivery Amount

In this scenario, you will receive the share delivery amount, the value of which is expected to be worth significantly less than the principal amount, resulting in a loss of a significant portion or all of your initial investment. Specifically, the percentage loss on your initial investment as of the final valuation date will be equal to the percentage decline of the underlying asset from the initial level to the final level.

The estimated initial value of the Notes as of the trade date is expected to be between $941.20 and $971.20. The range of the estimated initial value of the Notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 7 of the accompanying preliminary pricing supplement.

UBS Securities LLC	UBS Investment Bank

Selected Risk Considerations

•Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily make periodic coupon payments or repay the full principal amount of the Notes at maturity. If UBS does not elect to call the Notes and the final level is less than the downside threshold, at maturity UBS will deliver to you a number of shares of the underlying asset per Note equal to the share delivery amount (with cash paid in lieu of any fractional share), the value of which is expected to be worth significantly less than your principal amount, resulting in a loss of a significant portion or all of your initial investment. If you receive the share delivery amount, the percentage loss on your initial investment, as of the final valuation date, will be equal to the percentage decline of the level of the underlying asset from the initial level to the final level. Additionally, in the event that the final level is less than the downside threshold, any decline in the level of the underlying asset from the final valuation date to the maturity date will cause your return on the Notes to be less than the return you would have received had UBS instead paid you the cash value of the share delivery amount as of the final valuation date.

•The stated payout from the issuer applies only if you hold your Notes to maturity

•You may not receive any contingent coupons with respect to your Notes

•Your potential return on the Notes is limited to any contingent coupons, you will not participate in any appreciation of the underlying asset or underlying constituents and you will not receive dividend payments on the underlying asset or have the same rights as holders of the underlying asset or underlying constituents

•A higher contingent coupon rate or lower downside threshold or coupon barrier may reflect greater expected volatility of the underlying asset, and greater expected volatility generally indicates an increased risk of loss at maturity

•UBS may elect to call the Notes prior to maturity and the Notes are subject to reinvestment risk

•An investment in Notes with contingent coupon and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features

•Market risk

•There can be no assurance that the investment view implicit in the Notes will be successful

•There is no affiliation between the underlying asset issuer and UBS, and UBS is not responsible for any disclosure by such issuer

•The value of the underlying asset may not completely track the value of the underlying constituents

•Fluctuation of NAV

•Failure of the VanEck® Gold Miners ETF to track the level of its target index

•The VanEck® Gold Miners ETF utilizes a passive indexing investment approach

•The Notes are subject to risks associated with investments in the gold and silver mining industry

•The VanEck® Gold Miners ETF does not measure the performance of gold bullion

•The Notes are subject to currency exchange rate risk

•The Notes are subject to risks associated with non-U.S. securities

•The Notes are subject to risks associated with emerging markets

•The issue price you pay for the Notes will exceed their estimated initial value

•The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

•Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

•There may be little or no secondary market for the Notes

•The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statement

•Economic and market factors affecting the terms and market price of Notes prior to maturity

•Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

•Potential conflicts of interest

•Following certain events, the calculation agent can make adjustments to the underlying asset and the terms of the Notes that may adversely affect the market value of, and return on, the Notes

•Potential UBS impact on price

•Potentially inconsistent research, opinions or recommendations by UBS

•Credit risk of UBS

•The Notes are not bank deposits

•If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments or deliveries thereunder

•Uncertain tax treatment

•The above summary of selected risks does not describe all of the risks associated with an investment in the Notes. You should read the accompanying preliminary pricing supplement and the other documents referred to therein for a more complete description of risks relating to the Notes.

Additional Information

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

This summary of preliminary terms does not contain all of the material information an investor should consider before investing in the Notes. This summary of preliminary terms is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.